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[Janus letterhead]



May 7, 2009


VIA EDGAR


Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0505

Re:  JANUS INVESTMENT FUND
     1933 Act File No. 002-34393
     1940 Act File No. 811-1879

Dear Mr. Greene:

On behalf of Janus Investment Fund (the "Registrant" or "JIF"), this letter is to respond to your comments, and those of Cindy Rose, made by telephone on Thursday, April 16, 2009 and Wednesday, April 22, 2009, with respect to the preliminary registration statements on Form N-14 (the "Prospectus/Information Statements") filed on March 17, 2009, relating to the registration of shares of beneficial interest to be issued in connection with the reorganization of series of Janus Adviser Series ("JAD"), with and into, corresponding series of JIF (each, a "Reorganization" and together, the "Reorganizations").

For your convenience, each comment received from the Staff of the Securities and Exchange Commission (the "Staff") is reflected in bold type and is followed by the Registrant's response.

General Comments

1. Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the related Prospectus/Information Statements.

         Response: The Registrant acknowledges the comment and confirms that it has complied.

2. Staff Comment: Please explain the Registrant's rationale for not seeking shareholder approval/consent of the Plan of Reorganization for a Fund that has a fee table showing different management fee rates for the acquired and acquiring fund post-Reorganization.

         Response: The Registrant believes that the Plan of Reorganization for each Fund does not require shareholder approval or consent (or an exemptive order) because each Reorganization meets the conditions set forth in Rule 17a-8(a)(3) under the Investment Company Act of 1940, as amended (the "1940 Act") and is not required under applicable state law or pursuant to the Funds' governing documents.



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         Sections 17(a)(1) and 17(a)(2) of the 1940 Act generally prohibit an affiliated person, or an affiliated person of an affiliated person, of a registered investment company from knowingly purchasing securities or other property from, or selling securities or other property to, such investment company, subject to certain exceptions. Section 2(a)(3) of the 1940 Act defines an "affiliated person" of another person as, among other things, any investment adviser of an investment company (if such other person is an investment company), and "any person directly or indirectly controlling, controlled by, or under common control with, such other person." With respect to the Reorganizations, Janus Capital Management LLC ("Janus Capital"), as the investment adviser for both the JAD Funds (each, a "Target Fund" and together, the "Target Funds") and the JIF Funds (each, an "Acquiring Fund" and together, the "Acquiring Funds," and collectively with the Target Funds, the "Funds"), is an affiliated person of the Funds and the Funds are treated as affiliated persons (or affiliated persons of affiliated persons) of one another. Thus, the Reorganizations would ordinarily be prohibited by Section 17(a)(1) and Section 17(a)(2), absent an exemption by rule or order. Rule 17a-8 under the 1940 Act provides affiliated investment companies with an exemption from this general prohibition under Section 17(a), and further permits affiliated fund reorganizations without requiring shareholder approval, provided certain conditions are met. Each of these conditions has been met with respect to each Reorganization, as described further below.

         Rule 17a-8 permits an affiliated fund reorganization without an individual exemptive application and without approval of the target fund shareholders, provided the reorganization satisfies four conditions included in Rule 17a-8(a)(3):

         i. No policy of the target fund that, under Section 13 of the 1940 Act, could not be changed without shareholder approval (a "fundamental investment policy"), is "materially different" from a fundamental policy of the target fund ("Condition 1");

         ii. No advisory contract between the target fund and any investment adviser thereof is "materially different" from an advisory contract between the acquiring fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract ("Condition 2");

         iii. Members of the Board of the target fund who are not "interested persons" of the target fund ("Independent Trustees") and who were elected by its shareholders, will comprise a majority of the Independent Trustees of the acquiring fund ("Condition 3"); and

         iv. Any distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the acquiring fund pursuant to a plan adopted in accordance with Rule 12b-1 ("12b-1 fees") are no greater than the 12b-1 fees (as a percentage of the fund's average net assets) authorized to be paid by the target fund pursuant to such a plan ("Condition 4").

         The Registrant has met each of these conditions with respect to the
         Reorganizations: (i) Condition 1: the fundamental investment policies of each Target Fund are substantially identical to the fundamental investment policies of the corresponding Acquiring Fund; (ii) Condition 2: the advisory contract between each Target Fund and Janus Capital is substantially identical to the corresponding Acquiring Fund's advisory contract with Janus Capital; (iii) Condition 3: the Funds share a common Board of Trustees, all of whom are Independent Trustees; and
         (iv) Condition 4: any 12b-1 fees payable with respect to a class of an Acquiring Fund will be no greater (as a percentage of net assets) than the corresponding class of the Target Fund. Based on this information, each of Conditions 1-4 of Rule 17a-8 is satisfied. In addition to each of the above factors, the services provided to shareholders of the Target Funds are expected to remain the same after the Reorganization.


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         The Registrant notes that Rule 17a-8 also requires a finding by the
         Board of Trustees, including by a majority of the Independent Trustees of the Target Fund, that: (1) participation in the Reorganization is in the best interests of the Target Fund; and (ii) the interests of the Target Fund's existing shareholders will not be diluted as a result of the Reorganization. The Board of Trustees of the Funds, all of whom are Independent Trustees, has made these findings with respect to each Reorganization. The Registrant also notes that neither state law to which it is subject, nor the governing documents of the Registrant, require shareholder approval of the Plans of Reorganization.

         In its comments to the Registrant, the Staff is not raising an issue with respect to Conditions 1, 3 or 4 of Rule 17a-8, but is inquiring about the differences in management fee rates shown in the fee table for certain Funds, a matter that would be covered under Condition 2 since management fees are described in a Fund's investment advisory contract. Since there are no material differences in the investment advisory contracts of the Target Funds and their corresponding Acquiring Funds, the requirement of Condition 2, that condition is satisfied and shareholder approval of the Target Funds is not required. These advisory contracts are discussed further below.

         The Prospectus/Information Statements that show a difference in management fee rates in the fee table involve Funds that have a performance-based investment advisory fee structure. There are no material differences in the structure of the performance-based investment advisory fees of the Target Funds and their corresponding Acquiring Funds. Each such Target Fund and its corresponding Acquiring Fund have a performance-based investment advisory fee structure that applies the same fixed base fee rate to the Fund's average daily net assets during the previous month ("Base Fee"), plus or minus a performance fee adjustment ("Performance Adjustment") calculated by applying a variable rate of up to 0.15% (positive or negative) to the Fund's average daily net assets during a measurement period. In addition, each of the following factors that may impact the fee rate are the same for a Target Fund and its corresponding Acquiring Fund:
         (i) the benchmark index used for measuring the Funds' performance, (ii) the hurdle rate for determining the steps at which the advisory fee rate may adjust up or down based on a Fund's performance compared to its benchmark index, (iii) the implementation date for the performance fee structure and Performance Adjustment, (iv) the performance measurement period, and (v) the share class used post-Reorganization for measuring the Fund's performance relative to its benchmark is Class A Shares (waiving the upfront sales charge) ("Load-Waived Class A Shares").

         The reason there is a difference in the management fee rates shown in the fee table for a Target Fund and its corresponding Acquiring Fund is two-fold: (1) differences in the fiscal year ends used for calculating the fee, and (2) differences in assets and asset fluctuations. The management fee rate shown for the Target Fund is calculated based on the Fund's average net assets over the fiscal year ended July 31, 2008, whereas the pro forma management fee rate for the Acquiring Fund is based on average net assets over the fiscal year ended October 31, 2008. Given that the Target Funds and their corresponding Acquiring Funds are managed in parallel and have nearly identical performance (gross of fees and expenses), differences in advisory fee rates between the Funds are attributed to fluctuations in net assets of a Fund rather than differences in the performance fee structure or differences in the investment advisory contracts. In particular, because the Base Fee is calculated on current net assets, whereas the Performance Adjustment is calculated based on net assets over the measuring period, fluctuations in the current assets will have an immediate effect on the Performance Adjustment. The only difference between the current investment advisory contracts of the Target Funds that have a performance fee structure and their corresponding Acquiring Funds is the share class used to measure a Fund's performance compared to its benchmark index. The Acquiring Funds use either their initial share class or Investor Shares (each of which has the same fee structure with respect to other expenses), depending on the Fund, and the Target Funds use Load-Waived Class A Shares. The class specific expenses of the Acquiring Fund's initial share class and Investor Shares and the Target Fund's Load-Waived Class A Shares, the differences of which would determine the impact to a Performance Adjustment, are not


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         material to the calculation of the Performance Adjustment, and therefore are not material to the management fee rate, for either Fund. In addition, for periods after the Reorganization, the Acquiring Funds will also be using Load-Waived Class A Shares to measure the Fund's performance compared to its benchmark. Therefore, there is no material difference in the advisory contracts of the Target Funds and their corresponding Acquiring Funds for purposes of Rule 17a-8.

         The Registrant notes that in footnote 23 of its adopting release on Rule 17a-8 (See Investment Company Mergers, SEC Release No. IC-25666 (July 18, 2002) (the "Adopting Release")), the Securities and Exchange Commission ("SEC" or "Commission") stated that "[i]f, after the merger, the advisory fees payable by the acquiring fund will be greater than the advisory fees of the acquired fund, we would consider the increase in the advisory fee to be a material change requiring shareholder approval." For funds with conventional fee arrangements, a higher advisory fee is usually synonymous with a difference between the contractual fee rates. The same is not true for funds with performance fee arrangements. The Registrant notes that it is considering footnote 23 as addressing basis points of an advisory fee rate rather than the dollar amount of the advisory fees since the dollar amount payable by a combined fund after a merger will almost always be more than the dollar amount paid by either of the two funds prior to the merger.

         Even when the investment advisory contracts and performance of two funds are identical, their advisory fees (in basis points) may be different because of peculiarities of the performance fee calculation under Section 205 of the Investment Advisers Act of 1940, as amended. Fluctuations in a Fund's net assets due to subscriptions or redemptions have an immediate effect on any Performance Adjustment and thus, upon the Fund's advisory fee, in each case when expressed in basis points. An increase or decrease in current net assets generally has little or no immediate effect on the dollar amount of a Performance Adjustment, because the Performance Adjustment is computed on the basis of the average trailing net assets over the three-year performance period. However, an increase or decrease in current net assets has an immediate effect on the Performance Adjustment, expressed in basis points. While the numerator in the calculation (the dollar amount of the performance adjustment) shows little or no immediate change, the denominator in the calculation (i.e., the current net assets of the fund) changes immediately. As a result of this dynamic, the number of basis points represented by the Performance Adjustment is magnified in a shrinking fund and reduced in a growing fund. In the same vein, a merger will cause the total net asset value of the acquiring fund to rise immediately and, as a result, from the standpoint of acquiring fund shareholders, the merger will have the effect of reducing the number of basis points represented by the performance adjustment.

         None of the above relates to the contractual terms of the advisory contracts and none would impact the level of advisory fees (in basis points) of funds with conventional fee arrangements. These anomalies are unique to performance fee arrangements. The Adopting Release does not include any references to performance fee arrangements. Footnote 23 and Rule 17a-8 itself focus on material changes to an advisory contract and not on fee changes that are attributable to extraneous factors.

         The Registrant also notes that applying footnote 23 to a conventional fee arrangement would be consistent with the SEC staff's position in a no-action letter to Gartmore Mutual Funds (pub. avail. Mar. 19, 2004) (the "Gartmore Letter"). In the Gartmore Letter, the SEC staff took the position that an advisory agreement could be amended to replace a fixed fee arrangement (at 0.95%) with a base fee (at 0.85%) plus a performance adjustment (of +/- 0.10%) arrangement without first obtaining shareholder approval. In its analysis, the SEC did not consider the impact of outside factors such as the effect of changing asset levels on the basis point expression of the total advisory fee. Rather, the SEC staff took comfort in the fact that the total contractual fee rate under the performance adjustment arrangement would be no higher than the total contractual fee rate under the fixed fee arrangement.



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         Given that the Target Funds have satisfied Conditions 1-4 of Rule
         17a-8, shareholder approval of the Plan of Reorganization is not required.

3. Staff Comment: Please explain the Registrant's rationale for registering shares on Form N-14 when shareholder approval is not required under Rule 17a-8 under the 1940 Act.

         Response: The General Instructions to Form N-14 provide, among other things, for use of the Form by management investment companies registered under the 1940 Act to register under the Securities Act of 1933, as amended (the "Securities Act") securities to be issued in (1) a transaction specified in Rule 145(a) under the Securities Act; and/or
         (2) a merger in which a vote or consent of the target fund's shareholders is not required pursuant to applicable state law. As discussed, consent of the Target Funds' shareholders of the Plan of Reorganization for their Fund is not required under applicable state law. A discussion of Rule 145 follows below.

         Rule 145 generally provides that transactions involving mergers or consolidations, or the transfer of assets in consideration of the issuance of securities, involve a "sale" or "offer to sell securities" that must be registered under the 1933 Act. The preliminary note to Rule 145 indicates that an "offer to sell" occurs when shareholders are submitted a plan or agreement for approval to accept a new or different security in exchange for their existing security. The preliminary note also indicates that securities issued in transactions such as mergers or consolidations may be registered on Form N-14. Rule 145(a)(2) provides an exemption to registration with respect to mergers or consolidations if "the sole purpose of the transaction is to change an issuer's domicile solely with the United States."

         In 1972, when Rule 145 under the Securities Act was adopted, the SEC addressed whether registration would be required in the context of "short-form" mergers (i.e., a merger where minority shareholders have appraisal rights under applicable state law but their approval is not required to consummate the merger). The adopting release to Rule 145 (see 1940 Act Release No. 7405 (Oct. 6, 1972) (the "1933 Act Release")) stated as follows:

              "Several commentators suggested that the applicability of Rule 145 to short-form mergers should be clarified. In certain instances, state law allows a merger of a parent and its 85 to 90 percent owned subsidiary to be consummated without shareholder approval. Because Rule 145(a) is couched in terms of offers arising in connection with a submission for the vote or consent of security holders, short-form mergers not requiring such vote or consent are not within the scope of the Rule. However, if a security is to be issued in such short-form mergers, the Commission is of the opinion that the transaction involves an "offer", "offer to sell", "offer for sale", or "sale", within the meaning of Section 2(3) of the Act, and accordingly such transactions are subject to the registration provisions of the 1933 Act unless an exemption is available."

         Essentially, registration may be required even in a situation where shareholders are not being asked to consent or vote. The Registrant has broadly interpreted the 1933 Act Release to mean that, absent an exemption such as Rule 145(a)(2)-mergers solely for the purpose of changing the issuers U.S. domicile, registration is required even in a situation where shareholders are not being asked to vote.

         In adopting Rule 145, the Commission's primary purpose was to require registrants to provide full and fair disclosure by giving a shareholder who was offered a new security in a Rule 145 business combination the material facts about the transaction so that the shareholder would be in a position to make an informed investment judgment. The Registrant believes that its registration of shares on Form N-14 meets the purpose of Rule 145.


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4.       Staff Comment: Please indicate whether the registration statements of the Target Funds have disclosure regarding (1) the possibility that their Fund could be reorganized into another fund without shareholder approval/consent; and (2) shareholder rights in the event of such merger.

         Registrant's Response: Disclosure regarding the reorganizations without shareholder approval and a summary of rights of shareholders is included in the Prospectus/Information Statement filed on Form N-14 that is being mailed to Target Fund shareholders. The Prospectus/Information Statement also outlines the various findings of the Board relating to Rule 17a-8. Each Prospectus/Information Statement will be provided to Target Fund shareholders in advance of the closing date of the Reorganization, outlining the options available to a shareholder should they decide that they prefer not to participate in the reorganization applicable to their Fund, including redeeming their shares. The Fund's governing documents that describe the circumstances upon which Trustees can take action without shareholder approval, such as action taken by the Trustees regarding the Reorganizations, are publicly filed documents available to shareholders. The Registrant notes that Form N-1A does not require disclosure regarding the ability to merge affiliated funds without shareholder approval.

5. Staff Comment: With respect to the six Funds that included pro forma financial statements as part of their statement of additional information for which the Registrant has indicated have been updated since the initial filing, please re-file those pro forma financial statements as pre-effective amendments.

         Response: Registrant has complied and filed pre-effective amendments to update the pro forma financial statements for the following Funds: (1) JIF Balanced Fund; (2) JIF Enterprise Fund; (3) JIF Flexible Bond Fund;
         (4) JIF INTECH Risk-Managed Core Fund; (5) JIF Overseas Fund; and (6) JIF Perkins Mid Cap Value Fund. The pre-effective amendments were filed on April 21, 2009 and on April 22, 2009, the Registrant was informed by the Staff accountant that there were no pending issues with respect to these updated pro forma financial statements.

6. Staff Comment: With respect to the "Annual Fund Operating Expense" table contained in each Prospectus/Information Statement, please confirm that the "current" and "pro forma" information shown in the table is that of the Target Fund and the Acquiring Fund post-Reorganization, respectively, and explain why current expenses for the Acquiring Fund are not included.

         Response: The Registrant confirms, as reflected by an explanatory narrative in the paragraph preceding the table, that the table includes current data for the Target Fund and pro forma data for the Acquiring Fund post-Reorganization. Current expenses for each corresponding share class of the Acquiring Fund are not shown because those share classes do not currently exist. As discussed during the April 16th call, each Acquiring Fund will be establishing the necessary share classes in order to accommodate the assets of the Target Funds which will become effective prior to or at the time of the Reorganization.

7. Staff Comment: The Staff noted that in the cases of Funds with global, international or worldwide in their names, such Funds should each invest in securities of at least ten countries and invest at least 40% of their respective assets in securities of foreign countries, excluding the United States.

         Response: Consistent with investment policies and restrictions of these Funds, the Registrant has previously added or revised disclosure as appropriate to reflect that such Funds invest in several countries. The Registrant believes these investment policies are consistent with formal guidance issued by the SEC.



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8.       Staff Comment: The Staff indicated that certain disclosure contained in the Prospectus appeared in all capital letters and requested a different form of presentation.

         Response: As discussed during the April 16th call, the disclosure referenced appears in bold face type within each Prospectus/Information Statement, not all capital letters. The EDGAR process converts bold face type into all capital letters.

9. Staff Comment: The Staff requested that the Registrant move the footnotes that accompany the Fee and Expense Tables to follow immediately after the Examples rather than after the Fee and Expense Tables and to move the narrative that appears between the various tables so as to not separate those tables.

         Response: Although the Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A, the narrative disclosure that appears between the tables has been relocated in accordance with the Staff's suggestion.

         Further, as previously discussed with the Staff, the Registrant believes that the most effective presentation of information in the footnotes to the Fee and Expense Tables is to provide those footnotes immediately after the table, as currently disclosed. The Registrant believes that the current disclosure is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication, which the Registrant believes is consistent with its current disclosure.

10. Staff Comment: The Staff noted that the term "junk bonds" should be added in association with the term "non-investment grade bonds."

         Response: The Registrant acknowledges the comment and confirms that it has complied.

11. Staff Comment: Please provide clarification as to the meaning of "other securities with equity characteristics" when disclosed as part of a Fund's principal investment strategy.

         Response: As discussed during the call, such disclosure, which lists equity securities in which a Fund may invest, also includes the concept that other securities may be identified which have equity characteristics. These securities may include swaps, for example, which provide exposure to the equity market. There is not an exhaustive list to include but instead the disclosure provides flexibility of what may be considered an equity security for purposes of meeting a Fund's investment objective.

12. Staff Comment: Please clarify whether, as addressed in the Q&A section of each Prospectus/Information Statement, a shareholder of a Target Fund can continue to contribute to their existing account prior to the Reorganization.

         Response: As disclosed, a shareholder can continue to invest in a Target Fund until the date of the Reorganization. There are not current or anticipated plans at this time to limit such future contributions. However, the disclosure also notes that there may be circumstances where the Board determines that limiting further investments into a Target Fund is appropriate in order to facilitate transitioning of the assets.


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13.      Staff Comment: Please confirm that all Funds in the JAD Trust will be reorganizing into the JIF Trust and that the JAD Trust will be subsequently liquidated.

         Response: The Registrant confirms that each Fund in the JAD Trust that is not otherwise being liquidated will be reorganizing into a corresponding series of the JIF Trust, and following each Reorganization, the JAD Trust will be liquidated. In addition, the Registrant has updated disclosure within the each Prospectus/Information Statement to inform shareholders that are considering exchanging their shares into another fund in the JAD Trust prior to the Reorganization, that all other JAD funds will also be subject to a reorganization.

14. Staff Comment: The Staff requested that the Registrant provide a "form of" copy of the legal opinion of counsel for Staff review.

         Response: The Registrant provided a copy of the opinion of counsel via email on April 20, 2009, and per a telephone conversation with the Staff on April 22, 2009, was informed that there were no issues with this legal opinion.

15. Staff Comment: The Staff requested that disclosure be added to the Registrant's prospectus to describe the details of special cash compensation arrangements pursuant to NASD Rule 2830(l)(4).

         Response: The Registrant believes that its current prospectus disclosure meets the requirements of NASD Rule 2830(l)(4) (the "Rule"). The Rule provides that no NASD (now known as FINRA) member shall accept any cash compensation unless such compensation is described in a current prospectus. Further, the Rule requires when special cash compensation arrangements are made available to a FINRA member, which arrangements are not made available on the same terms to all members who distribute the mutual fund shares, a member shall not enter into such arrangements unless the name of the member and the details of the arrangements are disclosed in the prospectus.

         The Registrant's prospectus disclosure entitled "PAYMENTS TO FINANCIAL INTERMEDIARIES BY JANUS CAPITAL OR ITS AFFILIATES," provides an overview of the various types of payments made by Janus Capital or its affiliates to intermediaries, including disclosure of the details of and conflicts associated with payments based on sales, assets, or transactional charges to intermediaries for distribution, marketing, promotional, or related services. Specifically, the prospectus includes disclosure of the current ranges of sales- and asset-based payments made (namely, up to 25 basis points on sales and up to 20 basis points on average annual net assets), as well as the factors considered by Janus Capital and its affiliates in making such payments (including, distribution capabilities of the intermediary, the overall quality of the relationship, expected gross and/or net sales generated by the relationship, redemption and retention rates of assets held through the intermediary, the willingness of the intermediary to cooperate with Janus Capital's marketing efforts, access to sales personnel, and the anticipated profitability of sales through the institutional relationship).

         The prospectus further discloses that such payments are limited to the top 100 distributors and directs readers to the Statement of Additional Information (SAI) for a list of broker/dealer firms currently receiving or expected to receive these fees. The SAI is incorporated by reference into the Prospectus and is made available to customers upon request. Inclusion of names of FINRA members receiving special cash compensation in a Fund's SAI rather than its prospectus was specifically addressed by the NASD in NTM 99-55, in which the NASD indicated that disclosure of special cash compensation in the SAI would satisfy NASD disclosure requirements under the Rule (See NASD Notice to Members 99-55:
         Questions and Answers Relating to Non-Cash Compensation Rules, Question #18).

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         The Registrant believes its current disclosure meets the requirements of the Rule because it contains details of revenue sharing arrangements, including ranges of fees paid, manner of payment or calculation of such fees, conflicts associated with payment of revenue sharing, manner of selection of intermediaries receiving payment, and specific identity of broker/dealer firms receiving such compensation.

16. Staff Comment: The Staff requested clarification as to whether any expense recoupment by Janus Capital is permitted pursuant to any expense limitation agreement(s) between the Registrant and Janus Capital on behalf of the Funds.

         Response: No Fund on whose behalf a Prospectus/Information Statement has been filed and is subject to this review by the Staff, has the ability to recoup expenses pursuant to an expense limitation agreement.

17. Staff Comment: The Staff noted that pursuant to Rule 483 of the Securities Act of 1933, the Registrant should furnish a separate new power of attorney (POA), rather than incorporate POAs utilized for previous filing.

         Response: The Registrant believes that it may incorporate POAs, as any other required exhibit, by reference to previous filings containing the POAs. The Registrant does not believe that it is required to have separate POAs executed and filed with respect to each filing. The POAs relate to filings applicable to the Registrant's current registration statement, as required by Rule 483, and the Board of Trustees ratifies the POAs previously filed in connection with upcoming filings, including this one. The Registrant believes that its practices with respect to POAs are consistent with industry practice.

JAD Contrarian Fund into JIF Contrarian Fund

18. Staff Comment: In the second Q&A on page 4 that discusses interests of the JAD shareholders, please explain why the Registrant believes that the second and seventh bullet points are "in the best interest" of the shareholders.

         Response: The bullet points actually relate to the factors the Board considered when determining whether to approve the Reorganization. The Registrant has clarified the question to reflect that it addresses factors the Board considered.

19. Staff Comment: In the second Q&A on page 4, please explain how the sixth bullet point (which states that Fund expenses are not expected to increase materially as a result of the Reorganization) and the eighth bullet point (which states that current Target Fund shareholders may pay higher fees post-reorganization) relate to each other.

         Response: The bullet points in question are indirectly related. The sixth bullet point addresses Fund expenses on a gross level where as the eighth bullet addresses net expenses. With respect to the eighth bullet point, this discussion relates to the fact that the current expense limitation agreement for the Target Fund will expire in December 2009 but as part of the Reorganization, the Target Fund shareholders will get the benefit of an expense limitation agreement of the Acquiring Fund that will extend until at least November 2010 therefore providing shareholders with a "cap" on certain expenses for a longer duration than under their current expenses limitation agreement.

20. Staff Comment: In the second Q&A on page 4, please confirm what entity will be paying the fees associated with the Reorganization.

         Response: Janus Capital will pay the fees, including legal fees and costs associated with mailing of the Prospectus/Information Statements. This information is discussed elsewhere in each Prospectus/Information Statement.

21. Staff Comment: In the Q&A on page 6 that discusses whether the Reorganization will result in higher Fund expenses, please clarify whether the last sentence which discusses the Funds' total operating expense limits is actually referring to the Funds' expense limits or total expense ratios.

         Response: The sentence refers to each Fund's expense limit and not the net expense ratios. The JIF Contrarian Fund will have a lower expense limit on certain expenses post-Reorganization than the current limit for the JAD Contrarian Fund. Each Fund's expense limit excludes certain expenses which may result in a total expense ratio that is higher than the stated expense limit.

22. Staff Comment: Under the section titled "Principal Risk Factors of Investing in the Funds" on page 8, please clarify that the following statement does not address the risks associated with the Funds' principal investments: "The fact that a particular risk is not identified does not indicate that a Fund does not invests its assets in, or is precluded from investing its assets in, securities that give rise to that risk."

         Response: The Registrant has updated the disclosure across all the Prospectus/Information Statements in response to the Staff's comment.

23. Staff Comment: With respect to disclosure pertaining to the nondiversification classification of certain Funds, the Staff stated its view that Rule 13a-1 under the 1940 Act, is intended to apply to nondiversified funds which temporarily become diversified, not nondiversified funds which normally operate as diversified funds. It was the Staff's opinion that the disclosure should accurately reflect each Fund's subclassification consistent with this view.

         Response: As discussed, the disclosure indicates when a Fund is classified as nondiversified. Item 2 of Form N-1A indicates that a Fund classified as nondiversified include disclosure that it "may" invest a larger portion of its assets in fewer issuers. The Registrant acknowledges the Staff's view with regard to "de facto diversified companies" in Investment Company Release Act No. 179 (August 6, 1941) and believes its disclosure is consistent with Form N-1A and Release 179.

24. Staff Comment: Under "Foreign Exposure Risk", please clarify whether either Fund had a large, single country emerging markets investment and, if so, please indicated the percentage of any country concentration.

         Response: The Registrant has included the specific percentage of emerging markets allocation as of March 31, 2009 across all applicable Prospectus/Information Statements, however, the Registrant believes that specific country allocation is more appropriate in shareholder reports and Form N-Q. As previously discussed with and agreed to by the Staff, disclosure was previously added to the prospectuses directing investors to shareholder reports and Form N-Q for a summary of investments by country in order that investors may have the most up-to-date information.

25. Staff Comment: In the Annual Fund Operating Expenses table on page 17, please confirm that the Acquiring Fund, as indicated by "pro forma" in the table, is the accounting survivor.

         Response: The Registrant confirms that the Acquiring Fund is the accounting survivor. Specifically, in the body of the table following the name of the Acquiring Fund, there is disclosure that states "pro forma assuming consummation of the Reorganization," therefore indicating that the pro forma numbers contained in the chart are those of the acquiring JIF Fund post-Reorganization.

26. Staff Comment: In the section titled "Key Differences in the Rights of JAD Contrarian Fund and JIF Contrarian Fund Shareholders" on page 31, the Prospectus states that according to the JIF Trust Instrument a shareholder cannot be held personally liable unless agreed to by the shareholder. Please confirm that shareholders of JIF Contrarian Fund have not agreed to be held personally bound for the obligations of the Fund.

         Response: To the best knowledge of the Registrant, no shareholder of any JIF Fund within the JIF Trust has consented to being held personally liable for the obligations of their respective Fund.

JIF High-Yield Fund into JAD High-Yield Fund

27. Staff Comment: Under "Bank Loan Risk" on page 9, please clarify whether any of the securities classified as "bank loans" are the type of securities that would be considered "toxic assets" and, if so, please add related risk disclosure.

         Response: The Registrant has removed the disclosure relating to bank loans from this section as it believes such disclosure is not currently applicable.

28. Staff Comment: With respect to question #3 relating to bank loans in the section titled "Frequently Asked Questions About Principal Investment Strategies," to the extent the risks differ between floating rate securities and floating rate loans please disclose the differences.

         Response: As noted above, the Registrant has removed the disclosure relating to bank loans from this section as it believes such disclosure is not currently applicable.

JAD Small-Mid Growth Fund into JIF Triton Fund

29. Staff Comment: In the Q&A on page 5 that discusses the similarities between the Funds, please indicate whether each Fund defines "market cap" the same.

         Response: In response to the Staff's comment, the Registrant has updated the disclosure to clarify that the Funds' apply the same definition of "market cap."

30. Staff Comment: In the "Risk Factors of the Funds" on page 8, for the Growth Securities Risk, please remove "often" from the first sentence of the risk.

         Response: Registrant has complied with this request for the Growth Securities Risk across all Prospectus/Information Statements where this risk appears.

31. Staff Comment: In the "Frequently Asked Questions About Principal Investment Strategies" on page 9, the response to the first question in this section relating to how common stocks are selected, please remove the word "if" from the first sentence.

         Response: The Registrant acknowledges the Staff's comment but believes that removing the word "if" in this sentence would not be an accurate reflection on how common stocks are selected for the Funds' portfolios. For this reason, the Registrant has elected to keep the disclosure as originally filed.

32. Staff Comment: In the footnotes to the Management Expense table on page 26, there are references that Janus Capital will limit the Funds' total operating expenses to certain levels for a period of time. Please disclose what those levels are in the footnotes.

         Response: The Registrant acknowledges the comment and has added disclosure regarding expense limits.

JAD Flexible Bond Fund into JIF Flexible Bond Fund

33. Staff Comment: With respect to the pro forma financial statements for the JAD and JIF Flexible Bond Funds, please explain why the Registrant identified certain securities as collateral in the Notes to the Financial Statements when there were no noted variation margins, premiums, etc. reflected on the Statement of Assets and Liabilities.

         Response: The Registrant responds by noting that the collateral was designated to cover the TBA, delayed settlement, securities identified in the Schedule of Investments. TBA securities do not have any premium or variation margin associated with them. As such, the Registrant did not reflect a line item for margins or premiums in the Funds' Statement of Assets and Liabilities.

34. Staff Comment: On page 5, with respect to the bullet point outlining the Board's considerations relating to the contractual management fee rate for the Funds, the Staff reads this section to be addressing two distinct points: (1) the contractual management fee for each Fund; and
         (2) the contractual expense limit for each Fund. Please clarify.

         Response: The Registrant acknowledges the Staff's comment and, for clarification purposes, has moved the last sentence that discusses the contractual expense limit to the bullet point immediately following which outlines the Board's considerations relating to the expense limitation agreements applicable to each Fund.

JAD Research Core Fund into JIF Research Core Fund

35. Staff Comment: With respect to disclosure relating to securities purchased on a when-issued, delayed delivery, or forward commitment basis, the Staff asked if the process of segregating assets to a broker are consistent with SEC rules.

         Response: The Registrant acknowledges the comment and believes that the process is consistent with SEC guidance. Disclosure relating to the segregation of assets is in each Fund's statement of additional information.

JAD Orion Fund into JIF Orion Fund

36. Staff Comment: In the section titled "Principal Investment Strategies," please provide updated information relating to number of securities held by the Funds and the percentage of the Funds' portfolios these securities comprised.

         Response: The Registrant has updated this disclosure as of March 31, 2009.

JAD Mid Cap Growth Fund into JIF Enterprise Fund

37. Staff Comment: In the Q&A on page 5 that discusses the similarities between the Funds and in the section titled "Principal Investment Strategies" on page 8, please provide updated information relating to market capitalizations within the Russell Midcap Growth Index to a more recent date.

         Response: The Registrant has updated this disclosure as of March 31, 2009.

38. Staff Comment: Under "Mid-Sized Companies Risk" on page 9, the Registrant indicates that the Funds' have the ability to also invest in small-sized companies. Please add risks associated with small-sized companies, if applicable.

         Response: In response to the Staff's comment, the Registrant has removed the disclosure relating to small-sized companies from the mid-sized companies risk.

JAD Large Cap Growth Fund into Janus Fund

39. Staff Comment: In the Q&A on page 5 relating to the similarities between the Funds, please clarify how the Funds define "larger" companies for purposes of each Fund's investment policy.

         Response: The weighted market capitalization for each Fund is outlined in the section titled "Principal Investment Strategies" in the Prospectus/Information Statement.

40. Staff Comment: In the Q&A on page 5, please explain how the Acquiring Fund's and Target Fund's investment policies are similar if one Fund is subject to Rule 35d-1 (the names rule) and the other is not.

         Response: As outlined in the Prospectus/Information Statement, each Fund pursues its investment objective by primarily investing in common stocks of large-sized companies. JAD Large Cap Growth Fund is subject to investing, under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. While Janus Fund is not subject to this 80% investment requirement because it is not subject to Rule 35d-1, and could technically drift from investing in large-sized companies, it has historically invested in the same or similar securities as JAD Large Cap Growth Fund. Each Fund is managed by the same portfolio managers.

JAD INTECH Risk-Managed Core Fund into JIF INTECH Risk-Managed Core Fund

41. Staff Comment: Please verify that the investment advisory fee rate for the Acquiring Fund will not increase as a result of changing the share class utilized for measuring Fund performance and calculating the Fund's Performance Adjustment post-Reorganization.

         Response: As discussed during the call, the change in share class used for calculating the Performance Adjustment component of the investment advisory fee rate from the initial share class to Load-Waived

         Class A Shares post-Reorganization is not expected to result in an increase in the advisory fee rate for the Acquiring Fund post-Reorganization. The Target Fund currently calculates its Performance Adjustment based on the performance of Load-Waived Class A Shares compared to that Fund's primary benchmark index and this Acquiring Fund uses its initial share class. As noted in Registrant's response to comment #2 above, the class specific expenses of the Acquiring Fund's initial share class and the Target Fund's Load-Waived Class A Shares, the differences of which would determine the impact to a Performance Adjustment, are not material to the calculation of the Performance Adjustment, and therefore are not material to the management fee rate, for either Fund. To the extent there are differences in the expenses of the Funds, Load-Waived Class A Shares are generally a more expensive share class than the Acquiring Fund's initial share class. Therefore, using Load-Waived Class A Shares to calculate the Performance Adjustment rather than the initial share class should make it more difficult for the Acquiring Fund to outperform its benchmark, resulting in an advisory fee rate that over time, is equal to or less than the advisory fee rate that the Acquiring Fund would have paid if it would have continued to calculate the Performance Adjustment based on its initial share class.

JAD Worldwide Fund into JIF Worldwide Fund

42. The Staff indicated that there were no comments to the filing other than the general comments outlined above, as applicable.

JAD Perkins Small Company Value Fund into JIF Perkins Small Cap Value Fund

43. The Staff indicated that there were no comments to the filing other than the general comments outlined above, as applicable.

JAD Perkins Mid Cap Value Fund into JIF Perkins Mid Cap Value Fund

44. The Staff indicated that there were no comments to the filing other than the general comments outlined above, as applicable.

JAD International Growth Fund into JIF Overseas

45. The Staff indicated that there were no comments to the filing other than the general comments outlined above, as applicable.

JAD Growth and Income Fund into JIF Growth and Income Fund

46. The Staff indicated that there were no comments to the filing other than the general comments outlined above, as applicable.

JAD Balanced Fund into JIF Balanced Fund

47. The Staff indicated that there were no comments to the filing other than the general comments outlined above, as applicable.

48. Staff Comment: The Staff requested that the Registrants provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

         Response: The Registrants provide their responses below.

         The Registrants acknowledge responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrants acknowledge that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings.

If you have any concerns regarding the above responses, please call me at (303) 336-4045. Thank you for your assistance in this matter.

Regards,

/s/ Robin Nesbitt

Robin Nesbitt
Legal Counsel

cc:  Stephanie Grauerholz-Lofton, Esq.
     Donna Brungardt